FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 23, 2020
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

23 September 2020

NATWEST GROUP PLC - ESTIMATED IMPACT OF TENDER OFFERS FOR CERTAIN OF ITS OUTSTANDING NOTES

Further to the announcement dated 22 September 2020 "Results of tender offers for certain of its outstanding notes", NatWest Group plc confirms that it has accepted $1,977,326,000 in aggregate principal amount of the securities that were validly tendered.  This includes an amount due under Guaranteed Delivery of $9,418,000, which is due to be confirmed at 10pm, London time, 23 September 2020.  The principal amount outstanding prior to the tender offer was $4,405,319,000.

NatWest Group plc undertook the offers in order to provide the holders of the outstanding notes with an opportunity to have their notes repurchased while maintaining a prudent approach to the management of NatWest Group plc's capital position.

NatWest Group plc estimates the impact of this transaction will be a charge to income in its Q3 results of approximately £325 million with the final charge dependent on foreign exchange rate movements until the settlement date of 24 September 2020.  After taking into account the estimated effects of taxation, and based on risk weighted assets of £181.5 billion as reported for 30 June 2020, this would equate to a reduction in the CET1 capital ratio of approximately 15 bps.

FURTHER INFORMATION

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

Paul Pybus
Head of Debt Investor Relations
+44 (0)776 916 1183

Legal Entity Identifiers
NatWest Group plc 2138005O9XJIJN4JPN90

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group in respect of, but not limited to: its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital and operational targets), its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the final number of PPI claims and their amounts, the level and extent of future impairments and write-downs, including with respect to goodwill, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the uncertainty surrounding the Covid-19 pandemic and its impact on NatWest Group. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2019 Annual Report and Accounts (ARA), NatWest Group plc's Interim Results for Q1 2020 and NatWest Group plc's Interim Results for H1 2020 and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Date: 23 September 2020

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary